Filed by Thermage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and
Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Thermage, Inc.
Commission File No.: 001-33123

THOMAS WEISEL PARTNERS

HEALTHCARE CONFERENCE 2008

September 3, 2008, 4:25 PM ET

Chairperson: Stephen J. Fanning (Mgmt.)

Speaker:	I’m pleased to introduce the company’s Chairman, President and CEO, Steve Fanning, who will probably spend 20-25 minutes with prepared comments and at least five to 10 minutes for questions at the end.

Stephen J. Fanning:	Good. Good afternoon, everyone, and thank you for coming today. Let me take you first through our forward-looking statements.

And really what I’d like to concentrate on today is really talking about both Thermage and Fraxel. As many of you know, we have a merger agreement with Fraxel, specifically Reliant, and we’re currently in the process of the integration of these two companies. So let me talk to you a little bit about how we believe these two businesses will work extremely well in the aesthetics marketplace.

First off, we’re combining two of the largest segments of the aesthetic device industry, specifically, the skin tightening and the skin resurfacing. Importantly, within these two areas, there are two primary brands. There is Thermage and Fraxel. The economies of scale and synergies which we’ll talk a little bit about later, are significant, and in fact, we believe initially the cost savings will be over $14 million. It creates one of the largest sales forces if not the largest sales force. In fact, in the US it will be the largest sales force in the aesthetic device industry. Importantly, bringing these two businesses together, we see the reoccurring revenue streams.

I think many of you who are familiar with Thermage would know that 70% of our business comes from the tip, and that tip has a 90% margin, so 70% from the tip, 90% margin, the other 30% of our business comes from the generator, so the tips really represent a significant opportunity. We see those tip sales come in literally everyday, so this isn’t at Thermage a capital equipment type company, it is in fact a recurring revenue stream. Now with Reliant, they also have a tip. They have not focused on the tip as much as Thermage has, so for Reliant about 22-23% currently is in the tips, and also the margin on the tip for Reliant is also in the same neighborhood that it is for Thermage. If you look at it, the cash flow generation will be over $15 million and this deal will be accretive to our 2009 EPS. We expect to close the deal in Q4.

Just a few slides about this market. This market is a nice growing market. We are aware of the baby boomers all wanting to look better and all wanting to have a procedure which quite frankly is non-surgical, so that’s key in looking at the aesthetic market. The changing environment that doctors are facing, many doctors today are looking to see how do they grow their practice, not only from a revenue point of view, but also from a profit point of view. Both of these procedures are paid credit card or cash. There’s an increased acceptance of

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procedures being done today. Importantly, the non-surgical side of the business in the aesthetics category is growing faster than the surgical side. We see more and more people wanting these procedures, and they want to have procedures that are non-invasive or minimally invasive, and both Thermage and Fraxel are in those two categories.

Now when you look at the market, this is the market that we compete in, and really the core market is the core market for both derms and plastics. For Thermage, for example, we do 35% of our business with plastics, 35% with derms, the balance of the customers are in what is called the non-core market. Looking at the US market, in the core market, there are 11,000 derms, and there are 7,000 plastics. To get the worldwide market, just multiply that by about 2.5%, and that’s the opportunity that we have. And you’ll see in a later slide that the current number of generators that we have out there relative to the total opportunity is very, very light, so both Thermage and Reliant or Fraxel have a great opportunity ahead of them, and we are significantly under-penetrated within the marketplace. So to be clear, we don’t anticipate getting into all of those derms and all of those plastics, but I think at least two thirds of those are good opportunities for both of these devices.

So let’s talk a little bit about Thermage. It’s just a little background on Thermage and some background on Reliant, and then we’re going to talk about how we can bring these two companies together and the synergies that we have in place. This is the generator. This generator is our second generation of generators for Thermage, and its one that has been accepted very well by both our current customers and our new customers. In fact, our current customers have upgraded significantly more than we thought. Originally, we thought about 3 to 5 to 6% of our current base would buy our new generator, we’re seeing that three to four times greater. I think that says two things; one, it says they understand why the generator is better and it’s better because it reduces procedure time, and now, with our new tips and our new generator, you can have a full face procedure with Thermage in under 45 minutes. That’s almost half of what it was just a few years ago. So the new generator also for us is a good opportunity because this generator is now made in house and we’ve been able to significantly reduce our cogs, consequently our margin’s greater on this new generator.

This is really where all of our technology sits and it’s on the tip. When you look at the amount of technology that we have on the tip and what we do with this, remembering this is 70% of our business at a 90% margin, and this tip we’ve been able to really improve dramatically over the last two to three years, and we’ve been able to introduce a whole new family of tips. But the tip represents where the vast majority of our technology sits. And basically what this tip does is it first sprays cryogen, then heat, then cryogen again, remembering that the Thermage procedure is completely non-invasive, and as a result of what we call monopolar capacitive coupling radiofrequency technology, we’re able to tighten and contour skin, and a little bit later I’ll show you some pictures of some patients where we’ve been able to really demonstrate some very nice improvement.

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In terms of the IP, we have over 114 patents filed worldwide, and as you can see we have a significant number in the US and a significant number pending overseas. When you look at what we’ve been able to do with this, we’ve been able to defend our technology very strongly. And in fact, Syneron paid a license not for our key technologies but for what is called bipolar, not monopolar. We have monopolar and we’ve never, and we will not, license that technology. But we actually settled with Syneron on some issues they were infringing upon in 2005, so we will continue to defend our patent position and we are currently in litigation with a company right now called Alma, who is infringing 11 of our patents.

When you look at what we’ve been able to do, this is a 510K approval product, we first were able to get the product approved with periorbital treatment in November of 2002, followed by the face, full body and then cellulite in 2006. In fact, we’re the first and only non-invasive indication for eyelid treatment, so not only is Thermage a good brand, but a good brand strategy includes being able to get strong endorsements, and the FDA has in fact approved this product and is the only one that is approved for the periorbital area. We’ve been doing over half a million procedures and we have an extremely strong safety record, at 99.8%. Right now both in the US and worldwide, we had 2,500 generators installed, we do about 50% of our business outside the US, we are now in 84 countries, and we have an opportunity, hopefully this year, to get into China. We have approval pending there right now.

And importantly, we have more than 45 peer reviewed scientific journals, and if you were to take all of our competitors and combine them, they would not have as many as we have, so we have spent a significant amount of money on ensuring that this is a safe product and it’s an efficacious product. In fact, we also performed the largest study ever by Dr. Robert Weiss at Johns Hopkins; 600 patients, that’s a very large cohort of patients for this category. Normally it is 30 to 40 to 50 patients, but 600 patients, it’s the largest study ever, and it really indicated both safety and efficacy, so we’re very pleased by that. And we also did a patient satisfaction and also a doctor satisfaction study, and 94% were satisfied with the treatment, and only 5% of the people felt that the treatment was too painful. We’ve been working on pain — and our new tip, that we launched about a year and a half ago has enabled us where we run into areas perhaps where there is less tissue and there’s a bony part of the structure or perhaps on the abdomen, we’re able to dial down the frequency as a result of our new tip, so we are able should the patient indicate that it is too painful to dial down the amount of RF that we’re placing on that tip.

This talks a little bit about our marketing strategy Body by Thermage. We’ve launched a complete family of tips. We’ve launched the tip for the eye, we’ve launched the tip for the face, tip for the body, cellulite, hands, lips. We’ve been able to have a complete family of products, and the difference among those tips is this: with monopolar radiofrequency RF, you’re able to titrate how deep you can go into the skin. There are other companies out there with RF, but it’s bipolar. Bipolar cannot — bipolar means it archs back and forth across two rails; you’re not able to go deep into the skin. You can help some fine lines and wrinkles with

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that, but Thermage is able to tighten and contour skin, and that’s a result of our monopolar radiofrequency capacitive coupling. So for example, on the eyes, where there’s very thin skin, we are able to take a small tip go over the eyelid with a plastic eyelid shield in the eye and we go 1.1 millimeters into that skin. Obviously the skin on the eye is not as thick as the skin on the face or perhaps on the ab. On the face, we have another tip. That tip goes 2.4 millimeters into the skin and we’re able to get some very nice tightening and contouring. When we have a tip for the ab, we’re able to go twice, about 79% as deep as we go on the face, so we’re able to go in and do some very nice tightening and contouring and getting some what is called circumferential reduction. In fact, with our deep tip, which goes 4.7 millimeters into the skin we’ve had some reports and we’ve actually been on TV where we’ve been able to get two to three inches circumferential reduction as a result of using our deep tip. So we’re very pleased by that tip.

We recently launched our cellulite tip, and our cellulite tip is doing very well. In fact, last quarter we reported that that does 10% of our volume right now, and quite frankly, that was a goal for us by year-end, so we’re really thrilled with what we’ve been able to do with the cellulite product. And cellulite is something that is predominantly inherent in women and it’s the nature of their skin versus a male skin, and 90% of the women have cellulite, so it’s a big opportunity for us. We’ve gotten a lot of nice PR on our current cellulite procedure.

So again, a nice family of tips, and because of this unique technology and being able to titrate the depth, we’re able to get some very good efficacy literally on every part of the body.

This is a result of what a face tip was able to do with a woman’s jaw and also on her nasal labial folds. Hopefully you can see some very nice improvement. This is the difference between our product and others. We’re able to tighten and contour that skin. This is the periorbital. This is where, again, the plastic shield has been put in place, and we’ve been able to go right over the eyelid and over the periorbital area. So you can see some very nice improvement here, and a significant reduction of what is called hooding, which is on top of the eye. Again, this is completely non-invasive, one treatment, and it lasts two to three years.

This is a woman that had twins, did not want to have a surgical procedure on her abdomen, and a very nice result of being able to tighten the skin. This is just the tightening of the skin and this is — by the way, not a home run. We have some incredible pictures. We’re here to show you what we can deliver for the average person, so a nice result, we believe, for this woman.

I’m not sure if you can see this as well, on the screen, but this is cellulite. We try to put the dots here so you can see where the cellulite was before and the results that we were able to get six months post treatment, and the reason we put it up six months post treatment is that Thermage does work immediately when its applied. However, as a result of the mechanism of action it tends to improve over time, so we end up doing as a result of placing this thermal heating into the skin, we really

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create a thermal wound within the skin and that wound begins to repair itself, and as a result of that, you’re able to build collagen and you’re able to get the tightening and contouring. So that is how Thermage works. It works immediately on the table and then we ask doctors to have patients come back three months and six months afterwards, take pictures and show them the improvement that they’ve been able to achieve.

This outlines for you the margins that we have in terms of our tips. I’ve already told you about the tip at 90%, again, 70% of our business, the RF Generator about 45% and then we have some other consumables which are about 25%, and at the bottom you can see the percent of revenue that these individual pieces contribute to our overall business model.

This is our second quarter results, which we’ve already announced, and sales of tips and consumables were up 15% from the second quarter of 2007. I think that’s significant because this category is undergoing some tough headwinds right now because of consumer spending. But the good news about the Thermage business model is that we have this reoccurring revenue stream, and I do believe that the tips, which we see come in everyday, this isn’t a capital equipment business where you wait for the last two weeks of the quarter and hope that you’re going to make the quarter by having all your generators in. Remember, 70% of our business is coming in on a daily business and we see that and we’re able to pretty much calculate how well our quarter is coming in. So that’s the good news of this business model. The other good news of the business model is that we’re obviously not reliant upon constantly selling new generators, and starting anew, if you will, every quarter. In fact it’s the exact opposite. This is kind of a flywheel of cash that’s comes in and 70% of our business is to some degree in good stead because of the tips, and the fact that the tips have grown at 15% in Q2, I think is a good bellwether of the install base and how well the doctors have accepted the Thermage and how well it’s doing in their practice.

Our gross margin in Q2 improved dramatically, versus Q2 of last year. It’s now at 77.1%. We are very, very close, probably three tenths of a point away from being the number one gross margin company in this category.

Our operating expenses were held in check despite expanding the US sales force. Now at the beginning of the year at Thermage we did something which we feel is fairly innovative; we were able to basically bifurcate and have a dual sales force, so we spent in the US $4 million more to hire more people. By headcount, we expanded by 50% in the US, but what we did is we segmented the sales force. We actually have 14 people that sell generators, and now 28 people that sell tips. That’s really significant because tip sales for us obviously at 90% are really important to continue to drive. Now what we can do with our tip sales force is really help doctors build their practice and bring to them business building programs, and as a result of that, that’s really helping to drive tip sales. We are going to continue that with the Reliant organization because Reliant has done a great job at selling generators. We’re going to take our generator people and basically augment them with the Reliant sales force, and then some of the people

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that were selling tips at Reliant they really weren’t having a bifurcated sales force like we do, but they did have some people selling tips, we’re going to bring them into our sales organization. We have $52 million in cash. Our DSOs are 36 days, and our DSOs have remained stable at 36.

So let me now transition, if I may, to the Fraxel business. Fraxel really was a pioneer in this fractionalization, if you will,. Every one tried to copy it but Fraxel has done an incredible job. Reliant has done an incredible job with the Fraxel brand. Number one, it is a brand. When people come in they ask doctors for Fraxel. They’ve gotten a significant amount of PR and advertising and it really has helped them drive their business. It’s one of the most recognized brands in the category. In fact, in this category there are really only two brands. When you ask women, in aided focus groups, have they heard of Fraxel or Thermage, the vast majority say yes. In fact, over 50% say yes. So we have the only two brands really in this category. And that’s important because consumers, particularly on their face, walk in, they want the brand, they do not want to be traded into another product. They want Fraxel, they want Thermage, and quite frankly they don’t want any imitations of either one of those. So building brands in this category is key. They have over 1700 install base. Just to remind you, we have 2500. And if you look at where there is a Fraxel machine, and where there’s a Thermage machine, there are about 400 doctors that overlap, have both, so there’s a vast majority immediately to upgrade those current doctors to either a Thermage or a Fraxel machine. They have a track record of strong innovation, and they’ve been able to segment their business, which I’ll show you in a minute, into three basic generators. And they have strong patent protection, just like Thermage has, and a significant market opportunity with Philips, where they recently announced a in-home product for Fraxel, and we’re very excited by that. In fact, I was in Amsterdam last week with the Reliant team to speak to the Philips organization about the in-home product, and it’s very exciting.

This outlines for you their product category or their product line. Really three products; it’s re:fine, re:store and re:pair. And as you move up that category, it’s basically a different type treatment, and is able to handle different types of procedures. As you can see, on the re:pair, it is one full face treatment for one tip, for the others it is or five to six tips. The important point here is there is a disposable business model. This is why it’s highly compatible with the Thermage brand. These two businesses really go hand in glove together, and really represent the best opportunity in the marketplace. This is their generator, and the best way to describe this, it is not a stamping type procedure; think of it kind of as a paintbrush procedure. You take this — you take the hand piece with the tip and you kind of paint across the face, and what it is doing is putting very small microscopic holes into the face, and that is then creating, which I’ll show you in a moment, a vast improvement in the skin.

This is a very nice improvement from a woman who had some marks on her face, and this is after two to three procedures. This is a very nice improvement where there are brown spots. Remember, Thermage doesn’t do this; Thermage could go in now and tighten this woman’s skin around her nasal labial fold, so these two

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businesses are highly complementary. In fact years ago, the two companies entered into an agreement for a brand called ThermaFrax, Thermage/Fraxel. So many doctors, many, many are doing these two procedures together and are getting a very nice improvement. Remembering that one chart that I’d showed you, that people do not want to have something invasive done, they want something non-invasive. If you have these two procedures done together, it is really a dramatic improvement that you see in the patient.

This is a woman’s neck who’s had a very nice improvement after two to three treatments. They also do hands, brown spots. We do hands. We tighten and contour the skin and basically are able to reduce the veins in the hand. But people, after their face, particularly women, when you do focus groups, the second thing that disturbs them the most, their hands, so if they have brown spots on their hands or they have crepy skin, Thermage and Fraxel can now take care of both of those.

Now when you look at this, this is when you bring these companies together, and you look at the category, and if, I don’t know if you can read this too well, but if you look at the index, which is the one at the bottom, the grey line, if you can make that out, and then NewCo, the two companies together, and then Reliant. Reliant, if it was a publicly traded company, would score very well, vis-à-vis, other companies that are publicly traded. So for example, they ended ‘07 with a 28% increase in total revenues; Q2 they ended at a 19% increase. There’s only one other company in this category that finished Q2 higher, that was Cynosure. So again, these two companies, both Thermage finished well in the second quarter. I just showed you the numbers, Reliant finished well. You’re bringing together two proprietary strong branded companies with differentiated technologies that are highly complementary with each other, so we really believe that this represents a great opportunity in the marketplace.

These are the numbers, I’ve pretty much reviewed these already, but as you can see the year-over-year growth was 23% in ‘07, 12 in Q1, and 19% in Q2. Now when you look at what Reliant has been able to do, Reliant has been able to significantly reduce their cost in the last couple of quarters. And as a result of that they’ve been able to really see a nice improvement on the bottom line. They got it through cutting costs and they got it through growing the top line, so it’s important to understand both. They had an opportunity where they were a little heavy on marketing costs for example, and some other areas, they cut back on those, and this is a great opportunity because we’re going to bring these two companies together and we will have a combined marketing department now. So at the end of the day, when you look at what Reliant has been able to do, a lot of what’s helped them is obviously growing that top line. They’ve got a good growth story, but importantly, they’ve also been able to cut their costs. And quite frankly, in speaking to their management, they really haven’t felt those cost cutting procedures they’d put in place.

This is looking at really a composite of the two companies. This is really a key slide. When you look at what we did in Q2, for example — I’m sorry, this is

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ending six months. 72% of our volume was in tips. Now I told you it’s normally 70, it can fluctuate. In Q2 it was actually 74%. So any quarter an average to think about for Thermage is 70% in that disposable tip with the 90% margin. If you look at Reliant, theirs is 23%. What you can’t see here is that Reliant has done a very nice job recently in growing their tip business. For the most part when they first came out, it was pretty much a land grab for them, get as many generators out there as they possibly could and then they went back and really focused on the tips. Remember, we’re going to have now the largest sales force in the industry, and we will be able to have a bifurcated sales force. We will focus on that tip. The tips are high margin products. Yes, we’ll focus on generators but tips are high margin for us, and when you look at just the combined number you can see that over 51% of the combined companies in Q2 had a disposable revenue stream.

This kind of outlines for you a little bit of six months ending ‘08, when you can see treatment tips and consumable revenue of Reliant at $9.3 million and our sales at $24.6 million, and you can see how we believe the opportunity is really ripe for us to go in and really begin to focus on their tips, and now how their sales organization can focus on our generators. Because their sales force really is the number one selling sales force in selling capital equipment, so we’re going to be moving our sales, our generator salespeople, those 14 people, into theirs, and augmenting their direct sales force.

This is a little bit about how we see the bifurcated sales force working. Again, one on tips, one on generators, and this is our install base and their install base. We see great opportunity here. Actually we see initial opportunity just to go in with our two generators and provide doctors a deal for having both, so we really think it’ll be a good opportunity to immediately leverage the business.

This is where we see our savings. We see $14 million immediately in savings, $9.3 million in headcount. You can see what we plan to save in marketing. Just a quick one, we all go to the same shows together and there are hundreds of shows that we each go to and most times we were standing right next to the booth at Reliant. Just in that alone, to give you a simple example, there’s a million dollars, like that, that we save by just having one booth, and not even talking about having less people there and everything else that goes with it. So that’s just a simple example of where we can save some money and drive some synergies. When you look at where we are, this is again, a little proforma of our Q2 operating expenses as a percent of revenue. And you can see that companies like Cynosure, Candela and Syneron are at about an average of 54%, the other companies, Cutera, Palomar, Thermage and Reliant were at an average of 67%. Bringing these two companies together, we’re now in the low side, sitting at about 61%. So here again I think it’s a nice opportunity when you just take what happened in Q2 alone. By the way, in Q2, if you just brought these two companies together, we were the number one company in the category. Number one in the category. Just taking our numbers and their numbers, looking at all the other publicly traded companies, we were number one, and we were number two in gross margins.

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This talks about the amount of cash that we will have left after the deal, so we did both a cash and stock deal and we also provided a loan to Reliant in this deal. So just walking across this chart, you’ll see the $5 million cash loan, we paid $25 million in cash, that will be paid at the close, which again we anticipate that being in Q4. We assume some debt, and then the transaction fees, the repayment, at the end of the day we see ourselves at about $15 million in cash. However, it’s important to know, we will be cash flow positive next year. So here again we believe we will not have to borrow money for this deal, we will be cash flow positive, and still have enough cash in the bank.

So in summary, I think this is the best combination within this category. These are two proprietary type products. We are not on the commodity side of the AED business, the Aesthetic Energy Device category. Those that are on that side of the business are the companies that are doing, you know, laser hair removal where they do 40 to 45% of their business in laser hair removal or broken capillaries, these businesses are not focusing on this. These businesses are focusing on tissue tightening, contouring, and also ensuring that we’re able to deliver proprietary type products to the doctor. And by the way, doctors are doing less and less of those commodity businesses because they’re going to the local hair shops doing laser hair removal or to the medi-spas, so we really are in the high end of the business and the consumer we’re dealing with is a very different consumer than on the commodity side of the business.

The economies of scale I think hopefully were evident as a result of my presentation, and this chart says that we will have the largest sales force in the AED category. That’s really going to help us both in the US, it’s also going to help us internationally because we will be able to go out and leverage our two brands with our distributors and distributors that are just carrying a vast array of AED products, we can now tell them that if they want to carry our two products, which are the two fastest growing products within the category, then they are probably not going to be able to carry some of what we consider to be competitive type products. So we will be able to leverage our distributors, we believe, internationally. We will have the industry leading reoccurring revenue model. Just recalling that other one that I showed you already, we’re at over 51%, so we have a very nice reoccurring revenue stream. This deal will be accretive to our EPS for 2009 and we do expect to close the deal in the fourth quarter.

So with that, I think I’m out of time, but I will take any questions at the end of the presentation here. So thank you very much for your attendance today, and if you have any questions I can answer those individually for you. I’m sorry, we are just about out of time with the presentation. So thank you very much.

Speaker:	I think we have 23 seconds. Any quick questions? Yes?

Speaker:	[Inaudible]. How did you get this company at such a low price and why isn’t anyone else — why has — I mean all these other guys who have struggled and why don’t they want to get into a similar business?

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Stephen J. Fanning:	Well, I think that quite frankly, and I mean this sincerely, the CEO of Reliant and myself, I think we are very much in sync in terms of how we see this category growing, so the best thing to do is not to go with one of those commodity type companies, but to go with two companies that share similar visions, share similar business models. Quite frankly, we’re geographically 20 minutes apart from each other, that may sound a little silly but it’s very true relative to headcount employees. So all in all I think Eric Stang, CEO of Reliant, and myself, share similar visions in this category. I believe that after we’ve demonstrated to you that we can successfully integrate this and have successful quarters of hitting our numbers and beating our numbers that there are other opportunities in this category to smartly, and I underscore the word smartly, get other companies within our company, and they have to be companies that are in the plastic surgeon, in the derm office, recurring revenue models, they’re branded, they have to fit in to that category, and there are a number of them. I really believe there’s a prime opportunity within this category to really consolidate it, and I’ll use the word again, smartly.

I just heard the bell, so I’m out of time. Thank you very much.

Speaker:	Thank you.

END

Thermage, Inc. Healthcare Conference 2008	Page 10	09/03/08

Thermage, Inc.
Thermage, Inc.
(Nasdaq: THRM)
(Nasdaq: THRM)
Stephen Fanning
Stephen Fanning
Chairman and CEO
Chairman and CEO
Filed by Thermage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and
Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Thermage, Inc.
Commission File No.: 001-33123

Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage filed a registration statement on Form S-4 with the SEC containing a proxy statement/ prospectus/ information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and
Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction.  The proxy statement/prospectus/information statement, and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage
Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.

Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage's business are detailed in the Company's Form 10-Q for the quarter ended June 30, 2008, and additional risk factors relating to the proposed transaction discussed in this presentation are presented in the Form
S-4 as filed by Thermage on August 11, 2008. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-
looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Thermage

Reshaping Your Future

fraxel™

Thermage
Reshaping Your Future

Creating a Global Leader
Creating a Global Leader
•
Combines the leaders in two of the largest segments of the
aesthetic device industry – skin tightening and skin resurfacing
•
Strong economies of scale and substantial cost synergies
•
Creates one of the largest sales forces in aesthetic devices with significant cross-selling opportunities
•
Industry leading recurring revenue model
•
Anticipated cash flow generation of over $15 million and accretive to GAAP EPS in 2009
•
Expected to close in the fourth quarter of 2008

Aesthetic Market Overview
Aesthetic Market Overview
Key Growth Drivers
Key Growth Drivers
• Aging of U.S. Population
• Broader Range of Non-invasive Treatments
• Changing Practitioner Economics – managed care and
government reimbursement restrictions
• Increased Acceptance of Aesthetic Procedures
Enormous U.S. Aesthetic Market with 11.7 Million Procedures
and $13.5 Billion in Spending in 2007
(1)
(1)  Source: ASAPS Cosmetic Surgery National Data Bank, data derived from core physicians

Aesthetic Market Overview
Aesthetic Market Overview
Strong U.S. Non-surgical Growth
Strong U.S. Non-surgical Growth
• U.S. procedures increased 105% from 2000 to 2007
• Non-surgical procedures are driving the trend (+123%)
1.4
2.1
0.0
0.5
1.0
1.5
2.0
2.5
2000 2007
4.3
9.6
0.0
2.0
4.0
6.0
8.0
10.0
12.0
2000 2007
Surgical +50%
(millions of procedures)
Non-Surgical +123%
(millions of procedures)
Source: ASAPS, data derived from core physicians

Market Size
Market Size
U.S. Practitioners
Core Market
Over 11,000 Dermatologists
& 7,000 Plastic Surgeons
Non-Core Market
133,000 physicians in other specialties
Over 1,300 systems have been installed in the U.S.
67% to Core Physicians & 33% to Non-Core Physicians

Thermage®

Reshaping Your Future

Thermage
Reshaping Your Future

* * *

Thermage Solution
Thermage Solution
• Non-invasive, Non-ablative
Alternative to Surgery
• Single Procedure Treatment
• Controlled Heating of
Collagen through Clinically-
Proven Technology
• Compelling Physician
Economics

Capacitive Coupling
Treatment Tip
1 Thermistor
(Temperature Sensor)
at each corner of
treatment tip surface
(total of 4)
Internal EPROM
Programmable
Memory Chip
Tip-to-Skin Detection:
Prevents RF delivery
if all four corners are
not in contact with
the skin
Single-Patient-Use
ThermaTip
ThermaTip

~ 90% Margin

Dominant Proprietary IP
Dominant Proprietary IP
• 114 Patents Filed Worldwide – 32 Issued in the U.S., 21
Issued Overseas, 62 pending
• Validated by Competition – Syneron, Inc.
> Paid license settlement in 2005
> Admitted patents are valid
> Thermage licensed bi-polar conductive RF to
Syneron

Demonstrated Efficacy and Safety
Demonstrated Efficacy and Safety
Robust FDA 510k Clearances:
• Periorbital - November 2002
• Face - June 2004
• Full body - December 2005
• Cellulite - October 2006
• Upper & Lower Eyelids – June 2007
> First & Only Non-invasive Device Indication for Eyelids <
Over Five Years of Clinical Experience:
• Over 500,000 procedures: > 99.8% with no reported complications
• Over 2,500 installed systems
Extensive Peer Reviewed Studies:
• More than 45 peer reviewed scientific journal articles

Quotes from Scientific Journals
Quotes from Scientific Journals
“94% were satisfied with the treatment and only 5% felt the
treatment was too painful “ Survey of 5,700 patient treatments
Dr. Jeffrey Dover & Dr. Brian Zelickson, American Society for Dermatologic
Surgery,
August 2007)
"Our data… indicate that monopolar RF for skin tightening is a very safe procedure. The treatment algorithm and tips have
evolved over several years leading to increased safety and
efficacy. Side effects are infrequent, self-limited, and minor, comparing favorably to other non-ablative devices utilized for facial rejuvenation."
Dr. Robert Weiss et al, over 600 patient retrospective study, Journal of
Drugs in
Dermatology,
September 2006

Current Applications
Current Applications
Body by Thermage
Tighten, contour and rejuvenate skin anywhere on the body
Face by Thermage: Full face and neck
Eyes by Thermage: Eyelids and periorbital area
Hands by Thermage: Top surface of hands (Q1 ‘07)
Lips by Thermage: Fuller, smoother, more defined looking lips (Q2 ‘07)
ThermaCool STC: Designed to reduce procedure time up to 25%;
treats larger volume of tissue (Q3 ‘07)
Body Shape Procedure : heats deeper into the skin to promote increased collagen tightening for body shaping (Q4 ‘07)
Cellulite Procedure: rebuilds collagen connective tissues and improves blood flow to the tissue helping to smooth appearance of the
skin’s
surface(March
‘08)

Face by Thermage Face by Thermage Pre-Treatment 2 Months Post Treatment 15

Eyes by Thermage Eyes by Thermage Pre-Treatment 2 Months Post Treatment 16

Tummy by Thermage Tummy by Thermage Pre-Treatment Three Months Post Treatment 17

Before Thermage

6 Months Post Treatment

Treatment by Julio Barba, M.D.

Body by Thermage™

Thermage™
Reshaping Your Future

Cellulite Procedure by Thermage Cellulite Procedure by Thermage 18

Revenue Streams
Revenue Streams
Key Products ThermaCool
NXT(59%), System
Upgrades (26%)
The ThermaCool
System
RF Generators
Incl. New & Upgrades
Other consumables: return
pads, coupling fluid,
cryogen, grid paper
Extended service contracts
Other Consumables
& Service
Gross Margin ~45% ~90%
0.25, 1.0, 1.5, 3.0 cm²
tips with various
combinations of firings &
heating profiles
ThermaTips
~25%
Percentage
of Revenue
~25% ~70% ~5%

Thermage 2nd Quarter Overview
Thermage 2nd Quarter Overview
• Sales of tips & consumables were
up 15% from Q2 2007
• Gross profit margin of 77.1% vs.
72.5% prior year
• Operating expenses held in check
despite expansion of U.S. sales
force
• $52 million in cash and $0 in debt
• DSO of 36 days

3 Months Ended June 30,
($ in thousands, except per share data) 2008 2007
Revenue $17,881 $17,499
Cost of Good Sold 4,095 4,818
Gross Profit $13,786 $12,681
Sales and Marketing 6,993 6,815
Research and Development 2,173 2,232
General and Administrative 3,046 2,784
Total Operating Expenses $12,212 $11,831
Income from Operations 1,574 850
Interest and Other Income 543 598
Income Before Taxes $2,117 $1,448
Provision for Income Taxes (78) (140)
GAAP Net Income 2,039 1,308
Stock Based Compensation Charges 923 1,222
Non-GAAP Net Income (Loss) $2,962 $2,530
GAAP Net Income per Share - Diluted $0.08 $0.05
Stock Based Compensation Charges per Share $0.04 $0.05
Non-GAAP Net Income (Loss) Per Share - Diluted $0.12 $0.10

* * *

•
Pioneer of fractional technology
•
One of the most recognized and fastest growing brands in aesthetics
•
Large installed base of over 1,700
•
Growing consumable revenue stream from tip sales leading to increased margins
•
A track record of innovation and a strong product pipeline
•
Broad patent protection with 26 patents issued in the US and 119 patents pending in the US and internationally
•
Significant home market opportunity through agreement with Philips
The Gold Standard in Skin
The Gold Standard in Skin
Resurfacing & Skin Rejuvenation
Resurfacing & Skin Rejuvenation

Reliant Product Overview
Reliant Product Overview
$79,000 $119,000 $129,000 System – List Price
$400 $400 $400 Treatment Tip – List Price
5-6 full face treatments 3-5 full face treatments 1 full face treatment Approximate tip life
Yes
1-2
Ablative
January 2008
Fraxel re:pair
Yes Yes Consumable treatment tip
5-6 3-4 Typical patient treatments
Non-ablative Non-ablative Modality
June 2007 September 2006 Commercial launch date
Fraxel re:fine Fraxel re:store
Target customer base:
Dermatologists and
plastic surgeons
Dermatologists, plastic
surgeons, and non-core
physicians
Non-core physicians and
med-spas

Superior Fractional Technology
Superior Fractional Technology
•
Continuous motion scanning technology
•
Faster treatments
•
More uniform treatments
•
More effective results
•
Simpler, safer treatments
•
Greater reliability at total lower cost of ownership
•
Wide range in depth of treatment

Fraxel Fraxel Results Results Before After 25

Before

After

fraxel™

Thermage

Reshaping Your Future

Fraxel Fraxel Results Results 26

Fraxel Fraxel Results Results Before After 27

Fraxel Fraxel Results Results 28

An Industry Leader in Revenue Growth
An Industry Leader in Revenue Growth
Reliant Has Been One of the Highest Growth Aesthetics Companies
23%
12%
19%
11%
1%
1%
19%
11%
10%
0%
5%
10%
15%
20%
25%
2007 Q1 '08 Q2 '08
Reliant Index NewCo
Note: Growth shown as compared to the quarter of the previous year
Index consists of CLZR, CUTR, CYNO, PMTI, and ELOS
CLZR and ELOS Q2 ’08 revenue from consensus estimates

Systems and Consumables Driving
Systems and Consumables Driving
Revenue Growth at Reliant
Revenue Growth at Reliant
Fraxel’s Continued Strong
Growth Prospects
•
Continued momentum for
re:pair
•
Pending foreign registration
clearances for re:pair
•
Expanded application
capabilities for re:store
•
Continued growth of tip sales
•
Development revenues from
home use agreement with
Philips
Income Statement Year Ending 3 Months Ending
($ in millions) 12/31/2007 3/31/2008 6/30/2008
Systems $43.9 $12.1 $15.5
% Y/Y Growth 2% 28% 29%
Tips & Other Consumables 13.9 4.7 4.6
% Y/Y Growth 36% 39% 35%
Upgrades & Auxillary Equipment 10.9 0.9 1.0
% Y/Y Growth 266% (71%) (66%)
Other 1.8 0.6 1.4
% Y/Y Growth 68% 70% 234%
Net Revenues $70.5 $18.4 $22.6
% Y/Y Growth 23% 12% 19%

Reliant Achieves Break-Even Non-
Reliant Achieves Break-Even Non-
GAAP Operating Income*
GAAP Operating Income*
*Non-GAAP Operating Income excludes SBC and extraordinary charges
Income Statement Year Ending 3 Months Ending 3 Months Ending
($ in millions) 12/31/07 % of Rev 3/31/08 % of Rev 6/30/08 % of Rev Comments
Net Revenues $70.5 100% $18.4 100% $22.6 100% Strong revenue growth
Gross Profit 38.0 54% 11.0 60% 13.9 61%
Expansion of gross profit margin driven by
increased new system sales, growth in tip revenues
and improved manufacturing costs
Operating Expenses 62.1 88% 16.0 87% 15.9 70% Total expenses remained relatively constant
GAAP Operating Income (24.1) (34%) (5.0) (27%) (2.1) (9%)
Stock Based Compensation (SBC) 6.3 9% 2.0 11% 2.0 9%
SBC expected to reduce significantly as part of
combined entity
Extraordinary Charges
IPO Expenses 2.6 4% -             -
M&A Expenses -             0.7 4% 0.1 1%
Severance Expense -             -             0.2 1%
Inventory Charge 1.7 2% -             -
SBC and Extraordinary Charges 10.5 15% 2.8 15% 2.4 10%
Non-GAAP Operating Income (13.5) (19%) (2.2) (12%) 0.3 1%
Reliant had positive operating income in Q2 '08
excluding SBC and extraordinary charges

Thermage®

Reshaping Your Future

fraxel™

Thermage
Reshaping Your Future

* * * *

Combining Two Highly
Combining Two Highly
Complementary Business Models
Complementary Business Models
Revenue Streams for the 6 Months Ending June 30, 2008
72%
26%
2%
23%
72%
5%
45%
51%
4%
0%
20%
40%
60%
80%
100%
Thermage Reliant NewCo
Tips Systems Other

Enhanced Opportunity to Grow
Enhanced Opportunity to Grow
Consumable Revenue Stream
Consumable Revenue Stream
Treatment Tips and
Consumables Revenue
6 Months Ending June 30, 2008
•
Dedicated consumables
sales force markets to
Reliant’s installed base
•
Proven cooperative
marketing campaigns with
physicians
•
Enhanced resources to
increase visibility with
physicians and patients
Installed Base of Systems
as of June 30, 2008
Thermage
$24.6mm
Reliant
$9.3mm
Total: $33.9mm
Thermage
>2,500
Reliant
>1,700
Total: >4,200

Creating One of the Largest Sales
Creating One of the Largest Sales
Forces in Aesthetic Devices
Forces in Aesthetic Devices
Largest Bifurcated
U.S. Sales Force
Focus on
Disposables
Focus on
Generators
Enhances Market Penetration

Cross Selling Opportunities
Cross Selling Opportunities
Installed Base
Over 1,700
Installed Base
Over 2,500
Cross-Branding
Opportunities
Strong Combination
Therapy
One Stop Shopping
For Physicians
Potential to Bundle
Technology
Improved Leverage
with Distributors

Substantial Synergies Identified
Substantial Synergies Identified
Headcount Related – 66 positions
•
Sales $2.2mm
•
Marketing $2.3mm
•
Operations $1.4mm
•
G&A $3.4mm
TOTAL HEADCOUNT $9.3mm
Other Costs
•
Marketing $2.0mm
•
Facilities $0.5mm
•
R&D $1.0mm
•
Consulting, Legal, Insurance, Audit $1.2mm
TOTAL OTHER $4.7mm
TOTAL SYNERGIES $14.0mm

70%
68%
66%
62%
50%
56% 56%
0%
20%
40%
60%
80%
CYNO CLZR ELOS Post-
Merger
CUTR PMTI THRM Reliant
Benefit From Economies of Scale
Benefit From Economies of Scale
Q2 ’08 Operating Expenses as a % of Revenue
Avg. of 54%
Avg. of 67%
$39 Q2 ’08 Revenue
($ in millions)
$40 $38 $40 $25 $23 $18 $23
CLZR and ELOS from analyst estimates
*Includes 25% of $14mm in synergies, or $3.5mm in synergies
61% Including Synergies*
69% Excluding Synergies

Projected Liquidity of Combined Company
Projected Liquidity of Combined Company
Cash
$52.2mm
$25mm
Cash Paid
to Reliant
at Close
$0
$5mm
Cash Lent
to Reliant
$8mm
Transacti
on/One-
Time
Expenses
Cash
~$16mm
$1mm
Repayment of
Assumed Debt
and Interest
6/30/08 12/31/08
$2.5mm
Reliant Cash
Assumed
12/31/09
Estimated
Cash Flow
from
Operations
~$15mm

Summary
Summary
•
Combines the leaders in two of the largest segments of the
aesthetic device industry – skin tightening and skin resurfacing
•
Strong economies of scale and substantial cost synergies
•
Creates one of the largest sales forces in aesthetic devices with significant cross-selling opportunities
•
Industry leading recurring revenue model
•
Anticipated cash flow generation of over $15 million and accretive to GAAP EPS in 2009
•
Expected to close in the fourth quarter of 2008